August 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that UCI Holdings Limited has included disclosure with respect to certain activities described in Section 13(r) in its Quarterly Report on Form 6-K for the three months ended June 30, 2013, which was filed with the U.S. Securities and Exchange Commission on August 7, 2013. The disclosure can be found on page 28 of the Quarterly Report on Form 6-K and is incorporated by reference herein.

Very truly yours,

UCI Holdings Limited

/s/ Keith Zar
Keith Zar
Group Legal Counsel